UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 001-34146

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Clearwater Paper Represented 401(k) Plan

(formerly Clearwater Paper Hourly 401(k) Plan)

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CLEARWATER PAPER CORPORATION

601 West Riverside Avenue, Suite 1100

Spokane, Washington 99201

CLEARWATER PAPER REPRESENTED 401(k) PLAN

(formerly Clearwater Paper Hourly 401(k) Plan)

Financial Statements and Supplemental Schedule

December 31, 2012 and 2011

(With Report of Independent Registered Public Accounting Firm)

CLEARWATER PAPER REPRESENTED 401(K) PLAN

(formerly Clearwater Paper Hourly 401(k) Plan)

Report of Independent Registered Public Accounting Firm

The Plan Administrator

Clearwater Paper Represented 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of Clearwater Paper Represented 401(k) Plan (the Plan) (formerly Clearwater Paper Hourly 401(k) Plan) as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2012 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP
Seattle, Washington
June 18, 2013

CLEARWATER PAPER REPRESENTED 401(k) PLAN

(formerly Clearwater Paper Hourly 401(k) Plan)

Statements of Net Assets Available for Benefits

December 31, 2012 and 2011

	2012	2011
Assets:
Investments, at fair value	$210,240,831	170,916,113
Notes receivable from participants	8,595,338	7,851,910

Total assets	218,836,169	178,768,023

Liabilities:

Excess contributions payable	3,057	1,659

Net assets available for benefits, prior to contract value adjustment	218,833,112	178,766,364

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(2,064,910)	(2,209,868)

Net assets available for benefits	$216,768,202	176,556,496

See accompanying notes to financial statements.

CLEARWATER PAPER REPRESENTED 401(k) PLAN

(formerly Clearwater Paper Hourly 401(k) Plan)

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2012 and 2011

	2012	2011
Investment income (loss):
Interest income	$1,388,958	2,176,948
Dividend income	3,073,961	2,346,001
Net appreciation (depreciation) in fair value of investments	15,353,422	(4,212,525)

Net investment income	19,816,341	310,424

Interest from participant notes receivable	338,060	269,230
Contributions:
Employee	8,951,641	7,742,712
Rollover	173,318	242,884
Employer	4,297,489	3,881,386

Total contributions	13,422,448	11,866,982

Distributions to participants	21,422,027	15,308,382
Loan and administrative fees	31,793	47,342

Net increase (decrease) prior to transfers	12,123,029	(2,909,088)
Transfers from (to) other plans
Merger of Cellu Tissue Holdings, Inc. Retirement and Investment Plan	34,217,803	—
Net transfers to other Clearwater Paper plans	(6,129,126)	(1,575,027)

Net transfers from (to) other plans	28,088,677	(1,575,027)

Net increase (decrease)	40,211,706	(4,484,115)
Net assets available for benefits:
Beginning of year	176,556,496	181,040,611

End of year	$216,768,202	176,556,496

See accompanying notes to financial statements.

CLEARWATER PAPER REPRESENTED 401(k) PLAN

(formerly Clearwater Paper Hourly 401(k) Plan)

Notes to Financial Statements

December 31, 2012 and 2011

(1)	Description of Plan

The following description of the Clearwater Paper Represented 401(k) Plan (the Plan) (formerly the Clearwater Paper Hourly 401(k) Plan), is provided for general information. Participants should refer to the summary plan description for the appropriate participating unit for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan established under the provisions of Section 401(a) of the Internal Revenue Code, as amended (IRC), which includes a cash or deferred arrangement under Section 401(k) of the IRC, and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

On December 27, 2010, Clearwater Paper Corporation (Clearwater Paper) acquired Cellu Tissue Holdings, Inc. (Cellu Tissue). Effective February 1, 2011, Cellu Tissue – Long Island, LLC and Cellu Tissue – Thomaston, LLC became participating units in the Plan.

Effective as of January 2012, the Plan was amended as follows:

•	The Plan was renamed from the “Clearwater Paper Hourly 401(k) Plan.”

•	Represented employees are eligible for participation in the Plan following 90 days of service (as defined in the Plan).

•

All represented employees of Cellu Tissue subsidiaries that are participating employers are eligible to participate in the Plan under the terms of the Plan. This includes represented employees for the Long Island and Thomaston participating units discussed above.

•

Due to a merger of plans, $34.2 million was transferred to the Plan from the Cellu Tissue Holdings, Inc. Retirement and Investment Plan and is included in “Merger of Cellu Tissue Holdings, Inc. Retirement and Investment Plan” on the Statement of Changes in Net Assets Available for Benefits. This amount consisted of account balances, loan balances and contributions receivable of $32.8 million, $1.1 million and $0.3 million, respectively, of former represented participants of the Cellu Tissue Holdings, Inc. Retirement and Investment Plan.

•

The Clearwater Paper Salaried 401(k) Plan was renamed the “Clearwater Paper 401(k) Plan.” Non-represented hourly eligible employees previously participating in the Clearwater Paper Hourly 401(k) Plan are eligible to participate in the Clearwater Paper 401(k) Plan, and their account balances totaling approximately $5.6 million were transferred from the Plan to the Clearwater Paper 401(k) Plan. This included employees at the Elwood, Illinois and Shelby, North Carolina facilities.

CLEARWATER PAPER REPRESENTED 401(k) PLAN

(formerly Clearwater Paper Hourly 401(k) Plan)

Notes to Financial Statements

December 31, 2012 and 2011

(b)	Plan Sponsor and Administration

Clearwater Paper sponsors the Plan. The Plan is administered by the Clearwater Paper Benefits Committee. Mercer Trust Company and Mercer HR Services (collectively, Mercer) serve as the Trustee and record keeper, respectively.

(c)	Eligibility and Contributions

Effective January 2012, full-time regular represented employees (as defined in the Plan) of Clearwater Paper and participating subsidiaries (the Company), and prior to January 2012, full-time hourly employees (as defined in the Plan), are eligible for participation in the Plan following 90 days of service (as defined in the Plan). The Plan provides that each eligible represented employee may elect a participating contribution equal to any whole percentage of pay period eligible earnings (as defined in the Plan), up to 25%, as specified in the appendix of the Plan applicable to the eligible employee’s participating unit. Eligible employees may also make rollover contributions representing distributions from certain other retirement plans. Eligible employees age 50 or older may elect additional catch-up contributions.

In 2011, eligible hourly employees at the Company’s converting facilities in Long Island, New York and Thomaston, Georgia were entitled to receive a matching contribution equal to 25% of an eligible participant’s deferred contribution on up to four percent of each such participant’s eligible compensation.

An after-tax Roth 401(k) contribution feature was added to the Plan in 2012.

Eligible employees at certain participating units are automatically enrolled in the Plan at a 3% deferral rate on a pre-tax basis 30 days after the employee becomes eligible unless he or she elects otherwise.

Employer contributions are negotiated with each of the employer group participating units. For the Company’s Pulp and Paperboard division and Consumer Products division participating units in Lewiston, Idaho, the employees at these sites with 90 days of service (as defined in the Plan) are entitled to receive an employer contribution equal to a fixed percentage of a participant’s eligible earnings allocated per pay period. No employee contribution is required to receive this employer contribution, which is subject to the same vesting requirements as the Company match, as discussed below in Note 1(f). The Company’s contribution is tracked separately from other Plan contributions and no loans or hardship withdrawals may be made from such funds.

Participants, at their discretion, direct the employer and employee contributions into the available investment options under the Plan.

All contributions are limited by certain restrictions as defined by the IRC.

CLEARWATER PAPER REPRESENTED 401(k) PLAN

(formerly Clearwater Paper Hourly 401(k) Plan)

Notes to Financial Statements

December 31, 2012 and 2011

(d)	Participant Accounts

A separate account is maintained for each participant of the Plan. Each account is credited with the employee and employer contributions and earnings thereon. Participant accounts are valued each day the market is open based on quoted market prices.

(e)	Investment Options

Participants may direct investment of their account balances in 1% increments into the investment options offered under the Plan, including registered investment company funds, the Clearwater Paper Stock Fund, and a common and collective trust.

On December 16, 2008, Potlatch Corporation (Potlatch) distributed 100% of the issued and outstanding shares of Clearwater Paper common stock to the holders of record of Potlatch common stock as of the close of business on December 9, 2008, in a tax-free spin-off (the Spin-off). Each Potlatch stockholder received one share of Clearwater Paper common stock for every 3.5 shares of Potlatch common stock held on the record date. Accordingly, as a result of the Spin-off, the Clearwater Paper Stock Fund was established. Effective as of February 28, 2011, the Plan was amended such that a participant is not allowed to transfer existing account balances or direct new contributions to the Clearwater Paper Stock Fund if their balance in this fund is, or the direction causes it to be, 25% or more of the participant’s total investment balance in the Plan.

With the exception of the Potlatch Stock Fund, which continued as a frozen investment option subsequent to the Spin-off, participants may change their investment elections and make transfers between investment options each day the market is open, subject to restrictions imposed by the registered investment companies and under the Plan. Participants under the Plan were allowed to maintain existing balances in the Potlatch Stock Fund subsequent to the Spin-off until August 31, 2011, at which time any remaining balances in the Potlatch Stock Fund were reallocated to other investment options available under the Plan or distributed to those participants eligible to take a distribution of Potlatch stock. The Potlatch Stock Fund was then removed as an investment option under the Plan.

The account of any participant automatically enrolled in the Plan and not electing otherwise is invested in a designated qualified default investment alternative, that is, the T. Rowe Price Retirement Fund with the target date closest to the year in which that participant will reach age 65.

Any contributions or other payments made to the Plan without investment instructions are similarly invested in the age-appropriate T. Rowe Price Retirement Fund until such time as the participant chooses to reinvest such funds. Transfers between certain investments may be temporarily held as cash balances prior to reinvestment.

CLEARWATER PAPER REPRESENTED 401(k) PLAN

(formerly Clearwater Paper Hourly 401(k) Plan)

Notes to Financial Statements

December 31, 2012 and 2011

(f)	Vesting and Forfeitures

A participant’s interest in all employee contribution accounts is fully vested and nonforfeitable at all times. A participant’s interest in his or her matching and base company contributions, if any, becomes vested based on the participant’s years of service and the vesting schedule for each location, which varies from two to six years for full vesting, as specified in the Plan.

A participant’s matching and base company contributions, if any, will become 100% vested if the Plan terminates, or if the participant attains age 65 while in service with the Company (or any affiliate), becomes totally and permanently disabled (as defined in the Plan) or dies while in service. The portion of a participant’s matching and base company contributions, if any, not vested will be forfeitable when the participant’s employment terminates.

As of the end of each year, forfeitures and the earnings on such forfeitures not used to restore the matching accounts of former participants rehired during that year may be credited against matching contributions for the following year, used to pay plan expenses, or a combination thereof. At December 31, 2012 and 2011, unallocated forfeitures totaled approximately $156,500 and $107,900, respectively. During 2012 and 2011, forfeitures totaling approximately $34,100 and $29,400, respectively, were used to reduce employer contributions and pay plan expenses.

(g)	Notes Receivable from Participants

Participants may borrow 50% of their vested account balance up to a maximum of $50,000 (as reduced for loans outstanding during the one year preceding the new loan), as provided by the Plan. The loans are secured by the balance in the participant’s account and bear interest at a market rate, which is determined for the applicable loans during the applicable periods to be the prime rate in effect at the beginning of the month in which the loan is taken. Repayment of principal and interest is generally paid ratably through payroll deductions. Loans outstanding at December 31, 2012, bear interest at various rates ranging from 3.25% to 8.25% and mature at various times through October 2030.

(h)	Distributions and Benefits

On termination of employment from Clearwater Paper and its affiliates, each participant may elect to receive payment in a lump sum equal to that participant’s vested interest in his or her account, roll his or her account balance into an IRA or another employer’s plan, or maintain his or her account in the Plan, subject to certain restrictions. If a participant’s vested account balance is $5,000 or less, he or she is generally not permitted to maintain an account balance in the Plan. Therefore, depending on the value of the vested account balance, one of the following will occur:

•

If the vested account balance is $5,000 or less, but greater than $1,000, a participant’s account will be automatically rolled over to an Automatic Rollover IRA, unless the participant elects otherwise.

•

If the vested account balance is $1,000 or less, a participant will automatically receive the value of the vested interest in his or her account as a lump sum cash distribution, unless that participant elects otherwise.

CLEARWATER PAPER REPRESENTED 401(k) PLAN

(formerly Clearwater Paper Hourly 401(k) Plan)

Notes to Financial Statements

December 31, 2012 and 2011

Participants are permitted to make hardship withdrawals while still employed by the Company and its affiliates under certain conditions specified under the Plan. A participant’s right to contribute to the Plan will be suspended for up to six months upon receiving a hardship withdrawal. Effective January 2012, the Plan was amended to allow for after-tax, rollover, and age 59  1/2 withdrawals under certain circumstances.

(i)	Excess Contributions

Excess contributions represent amounts contributed in excess of IRC limitations and refunded subsequent to year end.

(j)	Plan and Administrative Fees

Plan expenses are generally paid by the Company, except to the extent that expenses are paid from participant forfeitures of employer matching contributions. Loan service fees, fees associated with processing of qualified domestic relations orders, and certain trustee and recordkeeper expenses are paid for by the affected participant.

(k)	Party-in-Interest and Related-Party Transactions

Certain plan investments are managed by an affiliate or related party of Mercer. These transactions and transactions within the Clearwater Paper Stock Fund are considered party-in-interest transactions.

(l)	Net Transfers to Other Clearwater Paper Plans

Net transfers to other Clearwater Paper plans represent the net amount of participant account balances transferred during the year from the Plan to other plans sponsored by the Company and its affiliates as a result of the participants changing employment status within the Company and its affiliates.

(m)	Plan Termination

Although the Company expects to continue the Plan indefinitely, inasmuch as future conditions cannot be foreseen, the Company reserves the right to amend or terminate the Plan at any time and for any reason subject to the rules of ERISA and the collective bargaining agreements to which the Company is a party. In the event of plan termination, participants will become 100% vested in their employer accounts.

(2)	Summary of the Significant Accounting Policies

The financial statements of the Plan are prepared on the accrual basis of accounting. Distributions to participants are recorded when paid.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan sponsor to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in net assets available for benefits during the reporting period. Actual results could differ from those estimates and assumptions.

CLEARWATER PAPER REPRESENTED 401(k) PLAN

(formerly Clearwater Paper Hourly 401(k) Plan)

Notes to Financial Statements

December 31, 2012 and 2011

(a)	Investment Valuation

As described in Financial Accounting Standards Board (FASB) guidance, investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

The Plan invests in the Putnam Stable Value Fund, a common and collective trust that invests in guaranteed investment contracts (GICs). As required by FASB guidance, the statement of net assets available for benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The GICs are fully benefit-responsive and are recorded at contract value. Fair value is calculated by discounting the related cash flows based on current yields and similar investments. The statement of changes in net assets available for benefits is prepared on a contract value basis. The contract value of the Putnam Stable Value Fund represents contributions made under the contracts, plus earnings, less withdrawals and administrative expenses. The average yield and crediting interest rate for that fund were approximately 2.36% and 2.02%, respectively, at December 31, 2012, and 3.11% and 3.23%, respectively, at December 31, 2011.

As of December 31, 2012, there are no reserves against credit value for credit risk of the contract issuer. There are certain limited events that may limit the ability of the trust to transact at contract value related to employer-initiated transaction provisions. Due to the size of the Stable Value Fund, it is highly unlikely that any event would occur that would limit the fund’s ability to transact at contract value.

Investments in shares of the Clearwater Paper Stock Fund, and registered investment company funds are stated at fair value, based on quoted market prices.

(b)	Income Recognition

Net appreciation (depreciation) in fair value of investments represents net realized gains and losses and the change in unrealized appreciation from one period to the next. Interest is recorded when earned. Dividends are recorded on the ex-dividend date. Purchases and sales of securities are recorded on a trade date basis.

(c)	Notes Receivable from Participants

Notes receivable from participants are stated at the outstanding balance of the loan plus accrued interest.

CLEARWATER PAPER REPRESENTED 401(k) PLAN

(formerly Clearwater Paper Hourly 401(k) Plan)

Notes to Financial Statements

December 31, 2012 and 2011

(d)	Subsequent Events

Effective as of March 27, 2013, the TCW Small Cap Growth Fund was removed from the Plan’s investment lineup, and on March 28, 2013, the Conestoga Small Cap Fund, DFA Emerging Markets Core Portfolio, and PIMCO All Asset Fund were added to the Plan’s investment lineup.

(3)	Investments

The value of individual investments that represented 5% or more of the Plan’s net assets available for benefits at December 31, 2012 and 2011 were as follows:

	2012	2011
Putnam Stable Value Fund	$68,491,781	66,925,764
Clearwater Paper Stock Fund	25,193,749	26,736,257
Mainstay Large Cap Growth Fund	17,632,884	9,745,377
Dodge & Cox Stock Fund	14,593,198	7,601,347	*
PIMCO Total Return Fund	12,472,164	8,169,864	*
Artisan Mid-Cap Fund Institutional	10,989,346	6,782,828	*

	149,373,122	125,961,437
Other investments	60,867,709	44,954,676

	$210,240,831	170,916,113

*	Represents less than 5% of the Plan’s net assets available for benefits

During the years ended December 31, 2012 and 2011, the Plan’s investments appreciated (depreciated), including net gains and losses on investments sold during the year and the net change in unrealized gains and losses at the end of the year, as follows:

	2012	2011
Clearwater Paper Stock Fund	$2,705,409	(2,257,683)
Potlatch Stock Fund	—	801,677
Common and collective trust	—	38,711
Registered investment company funds	12,648,013	(2,795,230)

	$15,353,422	(4,212,525)

CLEARWATER PAPER REPRESENTED 401(k) PLAN

(formerly Clearwater Paper Hourly 401(k) Plan)

Notes to Financial Statements

December 31, 2012 and 2011

(4)	Fair Value Measurements

Fair value accounting guidance establishes a framework for measuring fair value, which provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability; and

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2012 and 2011.

•	Registered investment company funds and company stock: Valued at quoted market prices, which are the net asset value of shares held by the Plan at year end.

•	Common and collective trust: The Stable Value Fund is valued based on the net asset value of the fund and the present value of discounted cash flows.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while management believes the Plan’s valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

CLEARWATER PAPER REPRESENTED 401(k) PLAN

(formerly Clearwater Paper Hourly 401(k) Plan)

Notes to Financial Statements

December 31, 2012 and 2011

The following table sets forth by level, within the fair value hierarchy, the Plan investments at fair value:

	December 31, 2012
	Level 1	Level 2	Level 3	Total
Registered investment company funds:
Income funds	$14,206,891	—	—	14,206,891
Index funds	9,291,604	—	—	9,291,604
Growth funds	37,482,540	—	—	37,482,540
Target retirement funds	30,686,617	—	—	30,686,617
Value funds	24,498,313	—	—	24,498,313
Common stock	25,193,749	—	—	25,193,749
Common and collective trust fund:
Stable value fund	—	68,491,781	—	68,491,781
Interest bearing cash	389,336	—	—	389,336

Total investments at fair value	$141,749,050	68,491,781	—	210,240,831

	December 31, 2011
	Level 1	Level 2	Level 3	Total
Registered investment company funds:
Income funds	$9,978,023	—	—	9,978,023
Index funds	5,956,425	—	—	5,956,425
Growth funds	25,060,372	—	—	25,060,372
Target retirement funds	20,652,135	—	—	20,652,135
Value funds	15,560,710	—	—	15,560,710
Common stock	26,736,257	—	—	26,736,257
Common and collective trust fund:
Stable value fund	—	66,925,764	—	66,925,764
Interest bearing cash	46,427	—	—	46,427

Total investments at fair value	$103,990,349	66,925,764	—	170,916,113

(5)	Investment Risk

The Plan investments include shares of registered investment company funds, a common and collective trust, and common stock in the form of the Clearwater Paper Stock Fund. The underlying investments of such funds, in general, are exposed to various risks such as interest rate, credit, and overall market volatility. Due to the level of risk associated with such investments, it is reasonably possible that changes in the values of underlying investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Certain funds invest in securities with contractual cash flows, such as asset backed securities, collateralized mortgage obligations and commercial mortgage backed securities, including securities backed by subprime mortgage loans. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

CLEARWATER PAPER REPRESENTED 401(k) PLAN

(formerly Clearwater Paper Hourly 401(k) Plan)

Notes to Financial Statements

December 31, 2012 and 2011

(6)	Tax Status

The Internal Revenue Service (IRS) has determined by a letter dated October 13, 2011, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Such determination letter from the IRS states that the Plan continues to be a tax-qualified plan. The Plan has been amended since the IRS’s issuance of the determination letter. Management believes that the Plan is designed, and continues to operate, in material compliance as a qualified plan.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded to the best of its knowledge that as of December 31, 2012, there are no uncertain positions taken or that could reasonably be expected to be taken that require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to audits by the IRS; however, there are currently no audits pending for any tax periods. The plan administrator believes that the Plan is no longer subject to income tax examinations for years prior to 2009.

(7)	Reconciliation of Financial Statements to the Form 5500

The following is a reconciliation of the net assets available for benefits per the financial statements to the Form 5500 at December 31, 2012 and 2011:

	2012	2011
Net assets available for benefits per the financial statements	$216,768,202	176,556,496
Loans in deemed distributed status	(235,428)	(192,753)
Adjustment from contract value to fair value of fully benefit-responsive investment contracts	2,064,910	2,209,868

Net assets available for benefits per the Form 5500	$218,597,684	178,573,611

CLEARWATER PAPER REPRESENTED 401(k) PLAN

(formerly Clearwater Paper Hourly 401(k) Plan)

Notes to Financial Statements

December 31, 2012 and 2011

The following is a reconciliation of the net increase (decrease) in net assets available for benefits prior to transfers per the financial statements to the Form 5500 for the years ended December 31, 2012 and 2011:

	2012	2011
Net increase (decrease) in net assets available for benefits prior to transfers per the financial statements	$12,123,029	(2,909,088)
Change in deemed distributed loans	(42,675)	(65,511)
Less reversal of prior year adjustment from contract value to fair value for fully benefit-responsive investment contracts	(2,209,868)	(3,251,505)
Plus current year adjustment from contract value to fair value for fully benefit-responsive investment contracts	2,064,910	2,209,868

Total net income (loss) per the Form 5500	$11,935,396	(4,016,236)

CLEARWATER PAPER REPRESENTED 401(k) PLAN

(formerly Clearwater Paper Hourly 401(k) Plan)

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2012

	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current value
		Shares of registered investment company funds:
	Mainstay Funds	Mainstay Large Cap Growth Fund	$17,632,884
	Dodge & Cox Funds	Dodge & Cox Stock Fund	14,593,198
	PIMCO Funds	PIMCO Total Return Fund	12,472,164
	Artisan Funds	Artisan Mid-Cap Fund Institutional	10,989,346
	T. Rowe Price Funds	T. Rowe Price Retirement 2020 Fund	9,168,715
	T. Rowe Price Funds	T. Rowe Price Retirement 2025 Fund	7,292,025
	Vanguard Funds	Vanguard Institutional Index Fund	7,261,239
	Dodge & Cox Funds	Dodge & Cox International Fund	5,042,948
	Artisan Funds	Artisan Mid-Cap Value Fund Institutional	4,862,167
	Timesquare Funds	Timesquare Mid-Cap Growth Fund	3,610,547
	T. Rowe Price Funds	T. Rowe Price Retirement 2015 Fund	3,511,915
	T. Rowe Price Funds	T. Rowe Price Retirement 2030 Fund	3,223,953
	Artisan Funds	Artisian International Fund Institutional	2,649,428
	TCW	TCW Small Cap Growth, Class I	2,600,334
	T. Rowe Price Funds	T. Rowe Price Retirement 2035 Fund	2,277,078
	T. Rowe Price Funds	T. Rowe Price Retirement 2040 Fund	2,242,694
	Vanguard Funds	Vanguard Total Bond Market Index Fund Signal	1,734,727
	Vanguard Funds	Vanguard Extended Market Index Fund Signal Shares	1,580,471
	T. Rowe Price Funds	T. Rowe Price Retirement 2045 Fund	1,480,907
	T. Rowe Price Funds	T. Rowe Price Retirement 2050 Fund	739,668
	Vanguard Funds	Vanguard Total International Stock Index Fund	449,895
	T. Rowe Price Funds	T. Rowe Price Retirement 2010 Fund	365,425
	T. Rowe Price Funds	T. Rowe Price Retirement 2055 Fund	193,306
	T. Rowe Price Funds	T. Rowe Price Retirement Income Fund	168,877
	T. Rowe Price Funds	T. Rowe Price Retirement 2005 Fund	22,054

		Common and collective trusts:
	Putnam Investments	Putnam Stable Value Fund	68,491,781

		Common stock:
*	Clearwater Paper Corporation	Clearwater Paper Stock Fund	25,193,749

*	Mercer Trust	Interest bearing cash account	389,336

*	Participant loans	Interest rates from 3.25% to 8.25%, maturing through October 2030	8,595,338

		Total	$218,836,169

*	Represents a party-in-interest at December 31, 2012.

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized:

Clearwater Paper Represented 401(k) Plan

By	/s/ John D. Hertz
John D. Hertz
Chair of Clearwater Paper Benefits Committee

Date: June 18, 2013

Exhibit Index

Exhibit

Consent of Independent Registered Public Accounting Firm	23